QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-49020

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 20, 2001)

422,040 shares

Common Stock

        This prospectus supplement relates to the offer and sale of common stock of Cygnus, Inc. We are offering and selling up to 422,040 shares of Cygnus common stock under the terms of a Structured Equity Line Flexible Financing Agreement dated March 23, 2001, or equity line agreement, between Cripple Creek Securities, LLC and us. Cripple Creek is an underwriter in connection with the sale of the shares under the equity line agreement. We have issued to Cripple Creek share purchase notices that require Cripple Creek to purchase, subject to conditions specified in the equity line agreement, up to $500,000 of common shares over an investment period that will end no later than June 14, 2002. We have also agreed to permit Cripple Creek to purchase up to an additional $1,100,000 of common shares over the same investment period, subject to a maximum limit of 422,040 shares, the total number of shares remaining available under the registration statement of which this prospectus is a part. However, due to certain terms and conditions in the equity line agreement, it is conceivable that substantially less than 422,040 shares of common shares will be purchased and it is also possible that no shares will be purchased during the investment period. For further information regarding the terms governing the issuance of shares under the equity line agreement, see "Description of Equity Line Agreement" on page 14. On October 1, 2001, we entered into a new Structured Equity Line Flexible Financing Agreement, referred to as the October Equity Line, with Cripple Creek Securities, LLC. The shares covered by this prospectus supplement and the accompanying prospectus are not being issued under the October Equity Line. We are separately issuing shares under the October Equity Line pursuant to Registration No. 333-71524.

        We will sell the common stock at a price equal to the average of the two lowest volume-weighted average prices for the stock during the six trading days preceding the sale. The calculation of the volume-weighted average prices is subject to a minimum price we designate. For further information regarding the terms governing the issuance of shares under the equity line agreement, see "Description of Equity Line Agreement" on page 14.

        Our common stock is quoted on the Nasdaq National Market under the symbol "CYGN." On May 14, 2002, the last reported sale price for our common stock was $4.32 per share.

        Investing in our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page S-12. This prospectus supplement may be used to offer and sell the common stock only if accompanied by the attached prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        The date of this prospectus supplement is dated May 15, 2002.

Prospectus Summary

        This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including "Risk Factors," as well as the documents incorporated by reference in the accompanying prospectus, before making an investment decision. All references to "we," "us," "our," or "Cygnus" in this prospectus supplement and the accompanying prospectus mean Cygnus, Inc. and its subsidiaries, and all references to "Cripple Creek" or "the underwriter" refer to Cripple Creek Securities, LLC.

Our Company

        We develop, manufacture and commercialize new and improved glucose monitoring devices. Our products are designed to provide more data to individuals and their physicians and enable them to make better-informed decisions on how to manage diabetes. Our first approved product, called the GlucoWatch® Biographer, is a non-invasive, automatic glucose monitoring device. Our GlucoWatch Biographer can be worn like a watch and provides up to three glucose measurements per hour for up to 12 hours. The GlucoWatch Biographer and our second-generation product are the only products approved by the U.S. Food and Drug Administration (FDA) that provide frequent, automatic and non-invasive measurement of glucose levels. We believe our products represent the most significant commercial technological advancement in self-monitoring of glucose levels since the advent, approximately 20 years ago, of finger-stick blood glucose measurement.

        Current methods for measuring glucose, whereby skin is lanced and a blood sample is obtained for measurement, are painful and inconvenient to the user. Because of this, the vast majority of people with diabetes do not perform frequent glucose testing, despite substantial clinical evidence of the benefits of more intensive diabetes management. These characteristics hinder frequent glucose testing, which is necessary to provide adequate information to manage diabetes. We believe there is an unmet medical need for a device that can provide and track frequent glucose readings automatically and non-invasively. The GlucoWatch Biographer enables people with diabetes and their physicians to identify trends and track patterns in fluctuating glucose levels that would be difficult to detect with current testing techniques alone. Although the GlucoWatch Biographer is not intended to replace existing painful and inconvenient testing methods, we believe our GlucoWatch Biographer will lead to better-informed decisions regarding the way individuals manage their diabetes.

Diabetes

        Diabetes typically is a chronic, progressively debilitating disease in which the body loses its ability to maintain normal glucose levels. Diabetes is a leading cause of death by disease in the United States and has no cure. Under normal conditions, the body maintains proper glucose levels by releasing insulin, a hormone secreted by the pancreas, in response to increases in blood sugar. Insulin is a hormone that regulates the storage and metabolism of glucose. Glucose levels must be maintained within a specific concentration range to ensure optimal cellular function and health. Diabetes develops when the pancreas is unable to produce sufficient levels of insulin or the body is unable to utilize insulin to effectively control glucose metabolism. Diabetes can lead to severe long term health complications, including blindness, kidney disease, heart disease, stroke, nerve damage and peripheral vascular disease, potentially leading to amputation.

        Diabetes usually is classified as Type 1 or Type 2. Type 1 diabetes is characterized by a severe lack of insulin secretion by the body's pancreas. Type 1 diabetes generally occurs during childhood or adolescence, but can occur at any age. Individuals with Type 1 diabetes require daily insulin injections to survive. Type 2 diabetes is the most common form of the disease and is characterized by the body's inability to produce enough insulin or to properly utilize insulin because of tissue resistance to insulin. Type 2 diabetes typically occurs in adulthood, although incidence in younger populations is increasing.

Usually Type 2 diabetes is initially managed with diet, exercise and oral medication, although many people with Type 2 diabetes will eventually require daily insulin injections.

        The American Diabetes Association estimates that 15.7 million people or 5.9% of the population in the United States have diabetes. It is estimated that 10.3 million people have been diagnosed with diabetes and 5.4 million people are unaware that they have the disease. The American Diabetes Association expected an additional 798,000 people to have been diagnosed with diabetes in 2001. In a 1999 report, the World Health Organization, or WHO, estimated that between 120 million and 140 million people suffer from diabetes worldwide. The WHO report anticipates that these numbers will double by 2025.

        The American Diabetes Association estimates that total U.S. health care expenditures incurred by people with diabetes exceeded $75 billion in 1997, including per-capita health care costs for people with diabetes of $10,071, compared with $2,699 for people without diabetes. These statistics fail to capture the indirect costs of diabetes, such as disability and mortality. The American Diabetes Association estimates that diabetes-related hospitalizations totaled 13.9 million days in 1997, with a mean length-of-stay of 5.4 days.

Managing Diabetes with Glucose Monitoring

        Every person's glucose level varies during the course of the day, depending upon factors such as diet, insulin availability, exercise, illness and stress. To limit the short-term and long-term effects of diabetes, people with diabetes must maintain glucose levels within the proper range. To do this, they must first measure their glucose levels and then manage these levels by adjusting insulin intake, oral medication, diet and exercise. They must then take additional glucose measurements to gauge their individual response to the adjustments. The more frequently people with diabetes test their glucose levels and track their activities and food intake, the better they will be able to understand and manage their diabetes. Despite the apparent benefits of frequent monitoring, the American Diabetes Association estimates that on average people with diagnosed diabetes test only slightly more than once per day. We believe there is a medical need for an improved device that enables individuals and physicians to make better-informed diabetes management decisions.

        To obtain a sample with current glucose monitoring systems, users generally are required to prick one of their fingertips with a lancing device, which typically consists of a spring-loaded lancet that penetrates a measured distance into the finger. Users must then draw a sample of blood from the finger, which often requires squeezing the fingertip and may require another finger prick if a sufficient volume of blood is not obtained the first time. After drawing a blood sample, users generally are required to drop the blood sample on a disposable test strip or bring the test strip into contact with the blood sample. To obtain additional blood glucose readings, this process must be repeated during the course of the day and can be painful, inconvenient and disruptive to an individual's lifestyle. There are improved lancing methods available that allow blood to be drawn from other areas of the body that are less painful. We believe these methods are still inconvenient for the user and are not likely to result in substantially more frequent testing than current finger-stick methods.

        Numerous clinical studies validate the importance of more intensive diabetes management, which includes more frequent testing and more frequent insulin injections. The landmark Diabetes Control and Complications Trial (DCCT) sponsored by the National Institutes of Health and published in 1993, showed that long-term intensive glucose monitoring and therapy slowed the onset and progression of eye, kidney and nerve disease in people with Type 1 diabetes. In the DCCT study, the protocol for intensive glucose management called for blood glucose testing at least four times per day by people with Type 1 diabetes. The DCCT demonstrated that the risk of complications could be reduced by 76% for eye disease, 50% for kidney disease and 60% for nerve disease by intensively managing glucose levels. Similar studies in the United Kingdom and Japan involving people with Type 2 diabetes support the importance of intensive glucose control.

        Despite the apparent long-term benefits of intensive glucose monitoring and therapy, the DCCT also showed that such intensive management resulted in approximately a three-fold increase in severe hypoglycemia (defined by the DCCT as requiring third-party assistance), sometimes resulting in seizure or coma and often leading to hospitalization. These events are particularly likely to occur during sleep, when the patient is usually unable to recognize and respond to the symptoms. In addition, when the body experiences hypoglycemia over an extended period, the body's usual warning signs may become dull or switch off altogether, resulting in a condition known as hypoglycemia unawareness, in which the patient may experience a severe hypoglycemic event without experiencing the symptoms that usually precede such events. Fear of the consequences of severe hypoglycemia (for example, fainting while driving) is a primary factor deterring patients from intensively managing their diabetes. The dilemma for patients is that they risk the more immediate short-term effects of hypoglycemia in order to avoid the long-term effects of hyperglycemia.

Our GlucoWatch Biographer Solution

        Our GlucoWatch Biographer is the first and only glucose monitoring system that provides readings frequently, automatically and non-invasively, day or night. It can be worn like a watch and is designed to enable people with diabetes and their physicians and other caregivers to identify trends and track patterns in glucose levels that would be difficult to detect with current testing techniques alone. The frequency of the measurements provides more complete information about fluctuations in glucose levels, which we believe enables better-informed decisions regarding diet, medication and physical activities. The GlucoWatch Biographer is not intended to replace existing glucose measurement methods, but is intended to supplement blood glucose testing and provide more frequent information about glucose levels.

        The GlucoWatch Biographer differs from other glucose measuring systems in several important ways. Our GlucoWatch Biographer:

  •
  is non-invasive, collecting glucose through the skin, not from blood;

  •
  automatically measures and displays glucose levels;

  •
  detects trends and tracks patterns in glucose levels as opposed to a single, discrete reading;

  •
  alerts a patient when glucose levels are too high, too low, or declining too rapidly; and

  •
  stores thousands of glucose values in an electronic diary that can be reviewed at the touch of a button.

Our Products

GlucoWatch Biographer

        On April 15, 2002, we launched the sale of the GlucoWatch Biographer in the United States. We began selling the GlucoWatch Biographer in the United Kingdom in first quarter 2001. The controlled U.K. launch has served as a valuable lead market in preparation for commercialization in the United States. We have a PMA supplement application currently under expedited review by the FDA for the use of the GlucoWatch Biographer in children and adolescents, ages 7-17.

        Our GlucoWatch Biographer consists of two components: a durable component known as the Biographer, and a consumable component known as the AutoSensor, which measures glucose for up to 12 hours. The GlucoWatch Biographer uses an extremely low electrical current to extract glucose molecules through the skin, using patented sampling processes. The glucose is extracted from interstitial fluid that surrounds skin cells, rather than from blood, eliminating the need for multiple finger pricks to provide glucose readings. The Biographer is worn like a watch and functions like a computer, analyzing and responding to data received from the AutoSensor. The AutoSensor uses proprietary biosensor technology and snaps into the back of the Biographer. The AutoSensor is calibrated with a standard blood glucose measurement and takes three hours to warm up. After the warm-up period, the AutoSensor automatically and non-invasively extracts and measures glucose every 20 minutes for a period of up to 12 hours before requiring replacement. The user receives up to three glucose readings per hour. The GlucoWatch Biographer is designed to be worn during the day or night for glucose monitoring and is expected to mitigate the lack of frequent monitoring due to the pain and disruption of repetitive finger sticking. The Biographer uses proprietary algorithms and performs multiple data integrity checks in order to effectively track trends and patterns in glucose levels. The GlucoWatch Biographer has been designed to recognize fluctuating skin conditions, such as perspiration, and will automatically exclude a reading in order to preserve the integrity of the data. In our clinical trials, this resulted in individuals receiving on average 26 readings per 12-hour period. An optional Biographer accessory, known as the Analyzer, also has been approved by the FDA and is currently being sold. The Analyzer downloads into a personal computer and is designed to display and store data retrieved by the individual's Biographer. The software uses the data to generate statistical reports and graphs that are designed to create a comprehensive picture of a patient's recent glucose level history and allow for analysis of patterns in glucose levels.

        We commissioned market research studies designed to identify the potential market opportunity for our first-generation GlucoWatch Biographer. These studies demonstrated that people with diabetes who perform blood glucose measurements at least 10 times per week and who also inject insulin at least twice a day or wear an insulin pump, what we call "motivated users," are the most likely candidates for our first-generation GlucoWatch Biographer.

        According to independent market research, there are approximately 2.1 million people in the United States and 1.4 million people in Germany, France, Italy, Spain, the Netherlands and the United Kingdom who meet our definition of motivated users. Furthermore, within this group there are 1.0 million people in the United States and 867,000 people in Germany, France, Italy, Spain, the Netherlands and the United Kingdom who are considered frequent testers, meaning they test their blood glucose levels more than 21 times per week. We believe that these frequent testers are the primary candidates for our first-generation GlucoWatch Biographer.

GlucoWatch® G2™ Biographer

        In December 2001, we submitted a PMA supplement to the FDA for our second-generation product, the GlucoWatch G2 Biographer, which reduces warm-up time (from three to two hours), increases number of readings per hour (six versus three) and provides predictive alarms. We completed this application on March 11, 2002 and received FDA approval on March 21, 2002. We plan to launch this second-generation product during the second half of 2002.

Product Research and Development

        Our product research and development efforts are focused on the performance, convenience and ease of use of our products. We believe that as we make our glucose monitoring systems increasingly easy and simple to use, market penetration will increase, frequency of use will grow and diabetes management will be improved. Areas of focus include further reducing the warm-up time, extending the duration of use beyond 13 hours, changing the physical profile, enhancing the types of displays and using data for more analytical information. We are also in the early stages of development for a new glucose monitoring system using radio frequency communication to improve the convenience and wearability of our glucose monitoring system. This technology would allow the AutoSensor portion to be worn on the body like a transdermal patch. The AutoSensor would communicate via radio frequency with the Biographer, which would be in the form of a pager. This system will allow greater flexibility in both the location of a glucose-extracting component and the readout device that displays glucose data.

Our Clinical Trials

        We have completed 43 clinical trials, resulting in over 50,000 data points after evaluating 2,120 individuals using our GlucoWatch Biographer. None of the individuals evaluated experienced serious adverse health consequences.

Pivotal Clinical Trials

        We have completed four controlled clinical trials involving 480 people with diabetes to evaluate the performance of our GlucoWatch Biographer. These clinical trials involved individuals aged 18 to 81 with either Type 1 or Type 2 diabetes who required treatment with insulin. We submitted the results of these clinical trials to the FDA as part of our PMA application, which was approved in March 2001. All four clinical trials were of similar design and were conducted to assess the effectiveness of the GlucoWatch Biographer in different use environments. In our clinical trials, we compared glucose measurements from our GlucoWatch Biographer to those obtained from finger-stick blood glucose testing or a standard laboratory analyzer (however, the individuals were not allowed to see the Biographer displays of their glucose levels). In these clinical trials, the GlucoWatch Biographer accurately identified trends and tracked patterns in glucose levels.

        The 480 individuals were divided into four different clinical trials. The first clinical trial evaluated 221 people with diabetes in a clinical setting for 15 hours using our product compared with the Hemocue® (Aktiebolaget Leo, Helsingborg, Sweden) photometer. The second clinical trial evaluated 120 people with diabetes in a home-simulated setting for two days and one night using our product compared with the One Touch® Profile® (Johnson & Johnson, New Brunswick, NJ) meter. The third clinical trial evaluated 111 people with diabetes in a home use setting over a five-day period using our product compared with the One Touch Profile meter. The fourth clinical trial evaluated 28 patients using our product compared with a standard laboratory analyzer, the YSI analyzer. Blood glucose measurements were taken at specific times so that they could be paired with GlucoWatch Biographer readings for analysis. A total of 14,092 paired glucose measurements were observed in all four clinical trials. The Clarke Error Grid, one of the methods used by the FDA for measuring clinical utility, was employed to assess each of the paired measurements in the four clinical trials. In the four clinical trials, the percentage of GlucoWatch Biographer readings within the clinically acceptable zones ranged from 94% to 98%.

        Our clinical trial results also suggest that our GlucoWatch Biographer improves the detection of hypoglycemia, low blood glucose, through the use of the product's low glucose alert option. Hypoglycemia was defined in the home use clinical trial as a blood glucose level of 70mg/dL or below. Blood glucose monitoring carried out twice and four times per day detected 19% and 39%, respectively, of hypoglycemic events in the patients evaluated in the clinical trial. According to the clinical trial data, if the GlucoWatch Biographer low glucose alert feature was set to 90mg/dL, the GlucoWatch Biographer would have detected 62% of hypoglycemia, and 6% of the alarms would have been false positives. If the GlucoWatch Biographer low glucose alert feature were set to 100mg/dL, the GlucoWatch Biographer would have detected 75% of hypoglycemia, and 10% of the alarms would have been false positives. Because the typical response to a low glucose alarm would be simply to eat something to try to bring an individual's blood glucose back to normal levels, we believe that the benefits of detecting hypoglycemia outweigh the inconvenience of false alarms.

        Our GlucoWatch Biographer can also improve detection of hyperglycemia, high blood glucose, by using its high glucose alert option. Hyperglycemia was defined in the home use clinical trial as a blood glucose level of 300mg/dL or greater. According to the clinical trial data, if the GlucoWatch Biographer high glucose alert feature were set to 240mg/dL, the GlucoWatch Biographer would have detected 86% of hyperglycemia, and 14% of the alarms would have been false positives. The intended use of our product requires users to confirm glucose measurements with existing blood glucose testing methods prior to dosing with insulin. After meals, hyperglycemia is a recognized problem and is a common occurrence. People with diabetes typically take a single, pre-meal blood glucose test and do not test again after a meal suggesting that post-meal hyperglycemia is not generally detected.

Other Clinical Trials

        We have also completed a clinical trial studying the use of our GlucoWatch Biographer in children and adolescents aged 7 to 17 and have submitted a PMA supplement to the FDA to expand the label for this product. We are also planning to conduct studies required by the FDA as part of our PMA approval to analyze the effect of extended wear on accuracy and utility of the high and low GlucoWatch Biographer alerts. We plan to continue conducting clinical trials to expand the intended use of our GlucoWatch Biographer, as well as to support our efforts to obtain patient reimbursement for the product.

Research and Development Expenses

        Research and development expenses currently include costs for scientific and product development personnel, material used in the development and validation of high capacity manufacturing processes, consultants, clinical trials, supplies, depreciation of equipment used in research and product development, and facilities allocations. Significant expenses have been incurred in our efforts to increase our manufacturing capacity of both the disposable AutoSensors and durable Biographer. We have also devoted internal resources and conducted clinical trials to expand the indications of our products, specifically to the pediatric segment. We have ongoing efforts to enhance features and the usability of our products, which may be incorporated in subsequent generations of our products. We do not track our expenses incurred on an individual project basis in each of the above areas. In the coming year, our research and development focus will depend on the results of our product commercialization and approvals received from the FDA. Due to the significant uncertainties with respect to the timing and outcome of the FDA review process, we are unable to estimate the future level of research and development activities on an individual project basis.

Our Business Strategy

        Our objective is to develop medical devices that advance and improve the treatment and management of diabetes for patients and health care professionals. To achieve this objective, we are pursuing the following business strategies:

  •
  Maximize the market acceptance of our current and future GlucoWatch Biographer products. The introduction of our first-generation product includes a focus on generating physician and patient awareness and knowledge of the unique benefits and performance characteristics of our GlucoWatch Biographer. We launched an intensive educational campaign in the first quarter of 2002, targeting key endocrinologists and diabetes educators in the United States prior to launch of our product on April 15, 2002. We have secured large scale manufacturing capacity and received the necessary regulatory approvals that we believe will allow us to meet anticipated commercial demand. In November 2001, we formed a U.S. co-promotion relationship with Sankyo Pharma, Inc. wherein Sankyo is required to field a specialty sales force of at least 50 people. In addition, we anticipate that over time Sankyo's 450 primary care sales representatives will assist in promoting our products.

  •
  Secure patient reimbursement for the use of the GlucoWatch Biographer. We began a joint effort in the first quarter of 2002 to seek patient reimbursement from government and private payors, including the largest managed care organizations. We are planning additional clinical studies in 2002 to determine the short-term and long-term clinical utility of using the

    GlucoWatch Biographer, which we believe will support our efforts to secure patient reimbursement. We anticipate that Sankyo's managed care group will assist us in this effort.

  •
  Expand the uses for our GlucoWatch Biographer. In March 2001, we received FDA approval of our GlucoWatch Biographer for adults aged 18 and older. In November 2001, the FDA granted expedited review status of our PMA supplement for children and adolescents (ages 7 to 17). We are planning to conduct future clinical trials to further expand the intended use of our product.

  •
  Continue to improve and enhance our glucose monitoring products. The performance features of our first-generation Biographer were established more than three years ago. Since then, we have made and are currently developing enhancements to product performance and user convenience. Our second-generation product, the GlucoWatch G2 Biographer, was approved by the FDA on March 21, 2002, and we expect to launch this product during the second half of 2002. We believe that as we enhance user convenience, increasing numbers of people with diabetes will seek the benefits of frequent, automatic and non-invasive monitoring. In addition, we are working on various improvements in our manufacturing processes in order to reduce costs.

Sales and Marketing

        We began selling the GlucoWatch Biographer in the United Kingdom in first quarter 2001. The limited and controlled U.K. launch has served as a valuable lead market to understand customer and health care experiences with the Biographer prior to our U.S. launch on April 15, 2002.

        On November 28, 2001, we signed a U.S. co-promotion agreement for our GlucoWatch Biographer and similar glucose monitoring products with Sankyo Pharma Inc., a wholly owned subsidiary of Sankyo Co., Ltd., a multi-billion dollar Japanese pharmaceutical and medical products company. The agreement requires Sankyo to provide a specialty sales force of 50 people to target endocrinologists and diabetologists. Additionally, Sankyo may provide broad market coverage with their 450 primary care sales representatives and may also use their 20-person managed care group to obtain insurance reimbursement. Furthermore, we expect that Sankyo will communicate key scientific data to medical professionals through its 20 medical managers. We are required to spend a certain minimum amount in promotional funds each year to advertise and promote our products. Also pursuant to the agreement, Sankyo is required to pay us $10.0 million for the right to co-promote. For its co-promotion efforts, Sankyo receives a percentage of net sales of our GlucoWatch Biographer and similar products in the United States.

        Under the agreement with Sankyo, we are responsible for, among other things, distribution, marketing and customer service. In the first quarter of 2002, we launched a concentrated joint effort to educate medical professionals about the benefits and proper use of the Biographer and began sales in the United States on April 15, 2002.

        A variety of distribution channels exist in the medical device market. Initially, customers purchase the GlucoWatch Biographer directly from us by calling a toll-free phone number (1-866-GLWATCH). We have contracted with UPS Logistics, formerly Livingston Healthcare Services Inc., to provide warehousing, physical distribution and order taking functions. We may consider other distribution channels, such as direct mail pharmacies, wholesalers and retailers over time.

Reimbursement

        In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay a significant portion of the cost of a patient's medical expenses. A uniform policy of reimbursement does not exist among all these payors. Therefore, reimbursement can be quite different from payor to payor. We believe that reimbursement is an important factor in the success of medical devices. Consequently, we plan to seek reimbursement for our products.

        Our GlucoWatch Biographer is not currently reimbursed in the United States and United Kingdom. We began an intensive effort in the first quarter of 2002 to seek patient reimbursement from government and private payors, including the largest managed care organizations. We anticipate that Sankyo will use its 20-person managed care group to assist us in this effort to obtain patient reimbursement. We are planning additional clinical studies in 2002 to determine the short-term and long-term clinical utility of using the GlucoWatch Biographer. Using the results of these clinical trials, we expect to be able to demonstrate the economic benefits of our product to third-party payors, which we believe will support our efforts to secure patient reimbursement. In addition, we plan to present results from clinical trials at major scientific and medical meetings and publish such results in respected, peer-reviewed medical journals to increase the visibility of our product and its benefits.

Manufacturing

        Other companies manufacture for us the materials for the durable portion of our glucose monitoring system, the Biographer. We perform the final assembly and testing of the Biographer at our facility in Redwood City, California, which complies with all applicable regulatory requirements. The materials for the disposable portion of our system, the AutoSensor, are manufactured for us by other companies and assembled in a third-party facility in Michigan, using equipment we own. This facility has been inspected by the FDA and was determined to be in compliance with applicable regulatory requirements. We perform final quality testing of the AutoSensor at our Redwood City facility to ensure that it meets our specifications. All of our suppliers must pass our qualification process, and these suppliers are subject to inspection by us. We regularly conduct quality audits of our key suppliers to ensure compliance with our standards. Several components are only available from a limited number of suppliers. We are in the process of adding suppliers of these parts that we believe meet both our quality standards and the specific regulatory compliance standards.

Intellectual Property

        It is our policy to aggressively protect our investments in technology and marketing by filing patent and trademark applications in the United States and key foreign countries. As of December 31, 2001, we had 20 issued U.S. patents and 42 issued foreign patents, with approximately 83 additional patent applications pending worldwide. These patents and applications cover our algorithms and data processing, biosensors, reverse iontophoresis methodologies for glucose as well as other analytes and represent over 24 patent families. As of December 31, 2001, we had six U.S. trademark registrations, with 10 U.S. trademark applications pending or published, and about 62 foreign trademark registrations, with approximately 10 additional foreign trademark applications pending. Our GlucoWatch trademark is registered in the United States, the European Community and other foreign countries.

        Additionally, we have a license from The Regents of the University of California relating to their U.S. and foreign patents covering technology for transdermal extraction of glucose and other analytes.

Customers

        Our 2001 revenues consisted of contract revenues and product revenues. Of our contract revenues, 94% related to payments from Yamanouchi Pharmaceutical Co., Ltd. and the remaining 6% related to Small Business Innovation Research (SBIR) contracts from the National Institutes of Health (NIH). Our agreement with Yamanouchi has been terminated, and no further revenues are expected from it. All of our product revenues come from product sales in the United States and United Kingdom, and are primarily retail sales.

Competition

        The self-monitoring of blood glucose is a large and growing market. The market is dominated by conventional finger-stick blood measurement technologies, with LifeScan, Inc., Roche Diagnostics

Corporation, Bayer AG and Abbott Laboratories having the largest market shares. Conventional finger-stick technology requires the individual to draw blood from the fingertip through the use of a lancet, and then place the blood on a test strip that is inserted into a meter. Although this has been the standard of care for more than 20 years, many customers find the procedure to be painful and inconvenient. New products, known as alternative-site technologies, have been recently introduced to reduce the pain of the lancing procedure. These products use multiple sites, not just the fingertip, to extract blood samples.

        A number of companies are developing invasive methods to monitor glucose concentrations in interstitial fluid to provide frequent and automatic readings. For example, Medtronic, Inc., through its subsidiary Medtronic MiniMed, currently markets a device that must be implanted by a physician into the patient's abdomen. Glucose readings taken over a period of up to three days can only be retrieved by a physician, who must extract the device and download the data. In addition, some companies are developing technologies that provide non-invasive extraction for episodic readings.

Government Regulation

        On March 22, 2001, the FDA granted approval for us to market and commercially distribute the GlucoWatch Biographer in the United States. In the United States, the GlucoWatch Biographer is a prescription device indicated for detecting trends and tracking patterns in glucose levels in adults (ages 18 and older) with diabetes. The product is to be used as an adjunctive device to supplement, not replace, information obtained from standard home glucose monitoring devices. Pursuant to the approval, post-market evaluation studies on certain topics are required after we begin selling. On August 7, 2001, we announced that we had received approval from the FDA of our July 10, 2001 submission regarding our large scale manufacturing of the AutoSensor. In November 2001, we received approval from the FDA of our August 27, 2001 submission for Cygnus to perform final assembly of the Biographer.

        In 1999, we first received a CE Certificate for our GlucoWatch Biographer, indicating that the product met the essential requirements and other criteria of the European Community Directive 93/42/ECC. The CE Certificate is required for selling products in the European Community. In the European Community, the GlucoWatch Biographer does not require a prescription.

        Our manufacturing facility is subject to periodic inspection by federal, state and foreign regulatory authorities and has been registered by the FDA and licensed by the California Department of Health Services, Food and Drug Branch. Our quality assurance system is also subject to regulation by both the FDA and the State of California. We also comply with ISO 9001, EN 46001 and ISO 13485 standards. ISO standards were developed to signify that companies have a quality manufacturing system with products that meet international quality standards. We commercially manufacture our AutoSensors at a third-party facility, which also complies with applicable regulatory requirements.

Employees

        As of December 31, 2001, we had a total of 102 full-time employees, with 92 in the United States and 10 in the United Kingdom. Of this total number of employees, 47 are in research and development, scientific affairs and quality assurance, 36 are in selling and general administration, and 19 are in operations. None of our employees is represented by a labor union. We have not experienced any labor-related work stoppages and we believe we have good relations with our employees.

Other Information

        Our principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063. Our telephone number is (650) 369-4300. Our websites can be found at www.cygn.com and www.glucowatch.com. We do not consider, or intend for, information found on our websites to constitute a part of this prospectus. GlucoWatch is a registered trademark of Cygnus, Inc.

Risk Factors

        In determining whether to invest in the common stock, you should carefully consider the information below in addition to all other information provided to you in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the accompanying prospectus.

We have incurred substantial losses, have a history of operating losses, have an accumulated deficit and stockholders' net capital deficiency and expect continued operating losses.

        We had a net loss of $8.6 million for the quarter ended March 31, 2002. At March 31, 2002, our accumulated deficit and stockholders' net capital deficiency were $263.6 million and $10.0 million, respectively. We have experienced operating losses since our inception, and we expect to continue to incur operating losses at least until we have significant product sales, if we ever do. Our historical revenues have been derived primarily from product development and licensing fees related to our products under development and manufacturing and royalty revenues from our drug delivery business, which was sold in December 1999. We may fail in our efforts to introduce our current and future products or to obtain additional required regulatory clearances. Our products may never gain market acceptance, and we may never generate significant revenues or achieve profitability. Furthermore, we expect to significantly increase our level of expenditures for sales, marketing and general and administrative activities in connection with product commercialization, and these expenditures may exceed commercial revenues.

If the market does not accept our new type of product, we may not generate revenues and achieve or sustain profitability.

        We are focusing our efforts on a line of frequent, automatic and non-invasive glucose monitoring devices. In order for our products to be successful, we must increase awareness and acceptance of our products among physicians, patients and the medical community. The market may not accept our products, given that they are different from the established finger-stick blood glucose monitors currently on the market. In addition, because our product is based on novel technologies, there can be no assurance that unforeseen problems will not develop with these technologies, that we will be able to successfully address technological challenges we encounter in our research and development programs or that we will be able to develop commercially feasible products.

We have no, or very limited, medical device manufacturing, marketing, sales and distribution experience. If we are unable to maintain satisfactory arrangements for each of these, we may be unable to successfully commercialize our product.

        We may encounter problems in manufacturing, marketing, selling or distributing our GlucoWatch Biographer. We have limited manufacturing experience and no, or very limited, experience in marketing, sales and distribution in the medical device field. To successfully manufacture, market, sell and distribute the GlucoWatch Biographer and our other glucose monitoring products under development, we must either develop these capabilities ourselves or rely on arrangements with third parties. We may not succeed in either course of action. As we develop our own capabilities, we will continue to incur significant start-up expenses and we will compete with other companies that have experienced and well-funded operations. In our arrangements with third parties, any revenues we receive will depend on the third party, and we will incur fees or other payment obligations. If we are unable to maintain satisfactory arrangements, we may be unable to successfully commercialize our products or may experience delays in commercialization.

        Our GlucoWatch Biographer has been manufactured for commercial sale on a limited basis, and we have no experience manufacturing the volumes that would be necessary for us to achieve significant commercial sales. In the past, we initially experienced problems in scaling-up our transdermal drug delivery products. There can be no assurance that similar problems will not be encountered in the future with our GlucoWatch Biographer or any other new diagnostic devices. To successfully commercialize the Biographer and AutoSensor, we will have to manufacture these products in compliance with regulatory requirements, in a timely manner and in sufficient quantities, while maintaining performance and quality of the products and a commercially feasible cost of manufacturing. There can be no assurance that we will be able to expand and then maintain reliable, full-scale manufacturing of the Biographer and AutoSensor at commercially reasonable prices. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product performance, production yields, quality control and assurance and personnel staffing levels. In addition, manufacturing facilities will be subject to extensive regulations, including those of the FDA, international quality standards and other regulatory requirements. Difficulties encountered in manufacturing scale-up or failure by us to implement and maintain manufacturing facilities in accordance with FDA regulations, international quality standards or other regulatory requirements could result in a delay or termination of production, which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, we have limited experience of tracking inventory manufacturing costs for the volumes necessary for us to achieve significant commercial sales, and we are in the process of evaluating our infrastructure to support our commercial launch in the United States, including tracking unit sales and costs of inventory. Due to the early stage of our product commercialization activities, the estimates required in inventory valuation, including production yields and normal capacity, labor costs incurred in the production of each unit and overhead costs applicable to manufacturing operations are inherently uncertain, thus actual results may differ from those estimates. We will continue to evaluate the estimates in our inventory valuation as our manufacturing operations become more stable and quantities reach more sustained levels. However, we cannot give any assurance whether we will successfully implement any infrastructure changes in a timely manner to support our product launch.

Our product pipeline is severely limited, so the failure of our initial glucose monitoring products could result in the failure of our entire business.

        We are exclusively focused on diagnostic medical devices, initially on a line of frequent, automatic and non-invasive glucose monitoring devices. This narrow range of products subjects us to the risk of not having alternative sources of revenue if we are unable to commercialize our narrow line of products. We may not be successful with a non-diversified line of products. A failure of our initial product, the GlucoWatch Biographer, could cut off our only potential source of revenue and result in the failure of our entire business, as could the failure of any of our future products.

        To be successful, we will need to continue to develop glucose monitoring products that address the needs of people with diabetes. In addition, we may be evaluating new products outside of the glucose monitoring field that can utilize our diagnostic technologies. Any such products would require significant development and investment, including preclinical and clinical testing, prior to commercialization. From time to time, we have experienced delays or setbacks in the development of certain of our products. For example, in the past, we experienced development delays in the miniaturization of the GlucoWatch Biographer. There can be no assurance that we will be able to successfully address problems that may arise during development and commercialization processes. In addition, there can be no assurance that GlucoWatch Biographer enhancements or future products can or will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards, be manufactured in commercial quantities at a reasonable cost, be marketed successfully or achieve market acceptance. If any of our development programs are not successfully completed, required regulatory approvals or clearances are not obtained or products for which approvals or clearances are obtained are not commercially successful, our business, financial condition and results of operations may be materially adversely affected.

We rely on agreements with third parties in order to commercialize our products in the United States and the United Kingdom. If we are unable to maintain these necessary agreements, we may not be able to sell our products or generate revenue.

        We have established alliances to facilitate commercialization functions in the United States and the United Kingdom for the GlucoWatch Biographer. In the United States, we have an outsource logistics service contract with UPS Logistics, formerly Livingston Healthcare Services, Inc., for distribution and order processing functions. We have a small sales force, and we have a co-promotion agreement with Sankyo Pharma Inc. with respect to sales of the GlucoWatch Biographer in the United States. In the United Kingdom, we have logistics and customer service contracts, although the sales function is handled by us. We rely on supply and manufacturing agreements, including those with Corium International, E.I. du Pont de Nemours and Company, Hydrogel Design Systems, Inc., Key Tronic Corporation, and Sanmina Corporation, among others. We may never be able to secure necessary commercialization agreements in other countries. If we are unable to secure these necessary agreements, we may not be able to sell our products or, even if such sales are possible, to broadly launch our products in other countries.

        Third parties performing these functions may, for competitive reasons, support directly or indirectly a company or product that competes with one of our products. If a third party providing commercialization functions terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements or disputes or breaches a contractual commitment, then we would likely be required to seek an alternative third party to provide such commercialization functions. If we were unable to find a replacement third party to perform or fund the activities of the current third party, or we were unable to assume these activities ourselves, our capital requirements could increase substantially and our business and financial condition could be materially harmed. We have established alliances to facilitate commercialization functions in the United States and the United Kingdom for the GlucoWatch Biographer. In the United States, we have an outsource logistics service contract with UPS Logistics, formerly Livingston Healthcare Services, Inc., for distribution and order processing functions. We have a small sales force, and we have a co-promotion agreement with Sankyo Pharma Inc. with respect to sales of the GlucoWatch Biographer in the United States. In the United Kingdom, we have logistics and customer service contracts, although the sales function is handled by us. We rely on supply and manufacturing agreements, including those with Corium International, E.I. du Pont de Nemours and Company, Hydrogel Design Systems, Inc., Key Tronic Corporation, and Sanmina Corporation, among others. We may never be able to secure necessary commercialization agreements in other countries. If we are unable to secure these necessary agreements, we may not be able to sell our products or, even if such sales are possible, to broadly launch our products in other countries.

        Third parties performing these functions may, for competitive reasons, support directly or indirectly a company or product that competes with one of our products. If a third party providing commercialization functions terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements or disputes or breaches a contractual commitment, then we would likely be required to seek an alternative third party to provide such commercialization functions. If we were unable to find a replacement third party to perform or fund the activities of the current third party, or we were unable to assume these activities ourselves, our capital requirements could increase substantially and our business and financial condition could be materially harmed.

We depend on third-party suppliers for the Biographer and AutoSensor components. Any interruption in the supply of system components or an increase in the pricing of these components could prevent us from manufacturing our products or reduce our margins.

        The Biographer and AutoSensor are manufactured from components purchased from outside suppliers, most of whom are our single source for such components. If we are unable, for whatever reason, to obtain these components from our suppliers or if the components obtained from these suppliers do not pass quality standards, we will be required to obtain the components from alternative suppliers. Additionally, in the event a current supplier is unable to meet our component requirements, we might not be able to rapidly find another supplier of the particular component or an alternative supply at the same price or lead-time. An interruption in the supply of the Biographer or AutoSensor components or excessive pricing of these components could prevent us from manufacturing our products or reduce our margins and may significantly impact our ability to achieve a successful U.S. product launch.

If patients do not receive reimbursement from third-party health care payors, we may be unsuccessful in selling our products to a broad range of customers.

        Successful commercialization of our products will depend in large part on whether patients who purchase our products will be reimbursed for the expense by third-party payors, which include private insurance plans and Medicare, Medicaid and other federal health care programs. There can be no assurance that such reimbursement will be available in a sufficient time frame, or at all. Third-party payors, including federal health care programs and managed care and other private insurance plans, are increasingly seeking to contain health care costs by limiting the coverage of, and the amount of reimbursement for, new diagnostic products. As a result, adequate levels of reimbursement may not be available for patients, many of whom may therefore not purchase the products. If meaningful reimbursement from third-party payors is not available, we may not be able to achieve a level of market acceptance of the GlucoWatch Biographer or our other products under development, and we may not be able to maintain price levels sufficient to realize an adequate return on our investment. In the United States and other countries, the period of time needed to obtain approval for the reimbursement of our products to patients can be lengthy. As a result, we may need to delay the launch of our products in some countries until we have established eligibility for reimbursement. This delay could potentially harm our business.

We may not continue to receive regulatory approval of our products from the FDA or foreign agencies. If we do not receive regulatory approval from an agency, we will not be able to sell our products or generate revenue in that agency's jurisdiction.

        The design, manufacturing, labeling, distribution and marketing of our products are subject to extensive and rigorous government regulation in the United States and certain other countries where the process of obtaining and maintaining required regulatory clearance or approvals is lengthy, expensive and uncertain. The FDA may not approve additional enhancements and possible manufacturing changes to the Biographer and AutoSensor or it may require us to file one or more new PMA applications rather than allowing us to supplement our existing PMA application, which was approved in March 2001. Even if the FDA grants us expedited review status on an application for approval, obtaining approval of a PMA or a PMA supplement could take a substantial period of time, and the FDA may not ultimately grant such approval. Moreover, even if regulatory approval is granted, such approval may include significant limitations on intended uses for which any such products could be marketed.

        A medical device and its manufacturer are subject to continual review after approval, and later discovery of previously unknown problems with a product or the manufacturing process may result in restrictions on such product or the manufacturer, including withdrawal of the product from the market.

Failure to comply with applicable regulatory requirements may result in, among other things, fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, new government regulations may be established that could delay or prevent regulatory approval of our potential products. We are also subject to federal, state and local regulations regarding workplace safety, environmental protection and hazardous material controls, among others, and failure to comply with these regulations may result in similar consequences.

        In order for us to market our products in foreign jurisdictions, we and our distributors and agents must obtain required regulatory registrations or approvals and otherwise comply with extensive regulations regarding safety, efficacy and quality in those jurisdictions. Specifically, certain foreign regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. These regulations vary from country to country. There can be no assurance that we will obtain required regulatory registrations or approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining such regulatory registrations or approvals. Delays in obtaining any registrations or approvals required to market our products, failure to receive these registrations or approvals or future loss of previously obtained registrations or approvals could have a material adverse effect on our business, financial condition and results of operations.

Intense competition in the market for glucose diagnostic products could prevent us from increasing or sustaining our revenues and prevent us from achieving or sustaining profitability.

        The medical device industry, particularly the market encompassing our GlucoWatch Biographer, is intensely competitive, and we will compete with other providers of personal glucose monitors. Currently the market is dominated by finger-stick blood glucose monitoring products sold by a few major companies. These companies have established products and distribution channels. In addition, several companies are marketing alternative-site devices to monitor glucose levels in a painless manner or in a manner involving less pain than that associated with finger sticking. Furthermore, companies are attempting to develop a variety of methods to extract interstitial fluid and measure the glucose concentration therein, as well as developing devices to monitor glucose on a frequent and automatic basis. Another technology that some companies are pursuing utilizes infrared spectroscopy, which uses radiation to measure glucose levels. There can be no assurance that other products will not be accepted more readily in the marketplace than the GlucoWatch Biographer or will not render our current or future devices noncompetitive or obsolete. Additionally, the GlucoWatch Biographer or our other enhanced products under development may fail to replace any currently used devices or systems.

        Furthermore, a number of companies have developed or are seeking to develop new diabetes drugs or treatments that could reduce or eliminate demand for all glucose monitoring systems. In addition, many of our competitors and potential competitors have substantially greater resources, have larger research and development staffs and facilities than we do and have significantly greater experience in developing, manufacturing and marketing glucose monitoring devices than we do. Competition within the glucose monitoring industry could result in price reductions for glucose monitoring devices such that we may not be able to sell the GlucoWatch Biographer at a price level adequate for us to realize a return on our investment.

If we fail to adequately protect our intellectual property, our competitive position could be harmed.

        Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, both in the United States and abroad, competitors may be able to practice our technologies. Our success depends in part on our ability to:

  •
  obtain patent protection for our products and processes in both the United States and other countries;

  •
  protect trade secrets; and

  •
  prevent others from infringing on our proprietary rights.

        There are numerous risks and uncertainties that we face with respect to our patents and other proprietary rights. Currently, most pending patent applications in the United States are maintained in secrecy until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months. Thus, we may not have been the first to file patent applications on our inventions. Our patent applications may not issue into any patents. Once granted, the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may not provide competitive advantages for our products or may be challenged by our competitors and subsequently narrowed, invalidated or circumvented. Competitors may also independently develop similar or alternative technologies or duplicate any of our technologies.

        Litigation, interference proceedings, oppositions or other proceedings that we may become involved in with respect to our proprietary technologies could result in substantial cost to us. Patent litigation is widespread in our industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect our proprietary rights, and we may not have the required resources to pursue such litigation or to protect our rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, divert the attention of management and technical personnel from other business and development concerns, require disputed rights to be licensed to or from third parties or require us to cease using a product or technology or lose our exclusivity rights with respect to such technology.

        We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Additionally, our trade secrets and know-how could otherwise become known or be independently developed by third parties. Confidentiality agreements with our employees, consultants and corporate partners with access to proprietary information could be breached, and we might not have adequate remedies for any such breach.

Our products could infringe on the intellectual property rights of others, possibly causing us to engage in costly litigation and, if we are not successful, causing us to pay substantial damages and prohibiting us from selling our products.

        Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's patents. Furthermore, we may be prohibited from selling our products before we obtain a license that, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns and also divert efforts of our technical personnel.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected.

        Our registered or unregistered trademarks or trade names, such as the mark "GlucoWatch," may be challenged, canceled, infringed upon, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, without which we may be unable to build brand loyalty. Brand recognition is critical to our short-term and long-term marketing strategies especially as we commercialize future enhancements to our products. Moreover, if our trademarks are found to infringe on marks belonging to third parties, we may be forced to market our products under a different name, possibly requiring a costly and difficult re-branding effort, and we could be ordered to pay damages to a third party.

If any of our license agreements or other contracts for intellectual property relating to our products are terminated or made non-exclusive, our ability to develop, manufacture or market our products may be materially impaired.

        We have entered into agreements with various third parties, including The Regents of the University of California, for licenses of certain intellectual property related to the Biographer and AutoSensor. Pursuant to these agreements, we have been granted rights to certain technologies and manufacturing elements related to our products. These agreements impose on us specific obligations, including, in the case of the University of California license, royalty payments and commercialization milestones. If we fail to meet our obligations under any of these agreements, the license or other rights may be terminated or, in the case of an exclusive arrangement, be made non-exclusive. If any such license or other right is terminated, we may lose our ability to incorporate the applicable technology into our products or to use such technology in the manufacture of our products, possibly impairing our ability to produce or market the GlucoWatch Biographer or other products. If any such license or other right is made non-exclusive, we may be unable to prevent others from developing, manufacturing and marketing devices based on the same or similar technologies.

Our stock price is volatile, and you may not be able to resell Cygnus shares at or above the price you paid, or at all.

        The market price for shares of our common stock has been highly volatile. Factors such as new product introductions by us or our competitors, regulatory approvals or delays, announcements of technological innovations, commencement or termination of strategic relationships, developments relating to our patents or proprietary rights or those of our competitors, the results of clinical trials for our products or products of our competitors and changes in securities analysts' recommendations, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the common stock.

        Over the past year, there have been dramatic changes in economic conditions and the general business climate has been negatively impacted. Indices of the U.S. securities stock markets have fallen precipitously and consumer confidence has waned. Accordingly, many economists theorize that the United States is in a recession. Compounding the general unease about the current business climate is the economic and political impact of the September 11, 2001 terrorist attacks in New York, Washington, D.C. and Pennsylvania. After these terrorist attacks, and in the current general economic climate, many companies have experienced and are continuing to experience a negative impact—unrelated to operating performance—on the market prices of their stock. Fluctuations or decreases in the trading price of our common stock may discourage investors from purchasing our common stock. In addition, in the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs to us and divert management's attention and resources from commercializing our GlucoWatch Biographer.

We are highly leveraged and may be unable to service our debt or satisfy our other obligations. If we cannot pay amounts due under our obligations, we may need to refinance all or a portion of our existing debt, sell equity securities or sell all or a portion of our assets.

        As of March 31, 2002, we had total liabilities of $48.1 million, excluding unamortized debt discount of $2.8 million, and our current liabilities were $9.4 million, excluding deferred revenue of $5.0 million. Our ability to meet our debt service obligations and other liabilities depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. We may fail to generate sufficient cash flows in the future to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness. If we cannot generate sufficient cash flows in the future to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness and we are unable to borrow sufficient funds under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, sell equity securities or sell all or a portion of our assets. We may not successfully complete any of these courses of action. The degree to which we are leveraged could exacerbate limitations on our ability to obtain financing for working capital, commercialization of products or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up of our business or upon default or acceleration relating to our debt obligations, our assets would first be available to pay the amounts due under our debt obligations. Holders of our common stock would only receive any assets remaining after satisfaction in full of all indebtedness and preferred stock liquidation preferences, if any.

Ownership dilution caused by the issuance of shares under the equity line agreements or by additional shares of our common stock becoming available for sale in the future could lower our stock price.

        We currently have $31.4 million available under our two existing equity line agreements. Under these agreements, each month we may choose to sell up to $4.0 million of common stock and our investors may exercise their option to purchase, subject to our approval, up to an additional $3.0 million of common stock. The total number of shares that may be issued under the equity line agreements depends on the market price of our common stock at the time that the shares are sold, on whether we choose to sell shares and on the number of shares we choose to sell. The following table illustrates hypothetically the effect that variations in the market price in our common stock and resulting variations in sales prices have on the number of shares issued in a one-month period, assuming that we choose to sell all possible shares under the equity line agreements.

Price Per Share	Number of Shares Issued Based on a $7.0 Million Maximum (one month)
$20.00	350,000
$15.00	466,667
$10.00	700,000
$5.00	1,400,000

        Under the equity line agreements, we have agreed to issue warrants to Cripple Creek Securities, LLC to purchase shares in an amount equal to 10% of the number of shares issued under the equity line agreements in any given year. The warrants are to be issued after the end of each calendar year and will be exercisable for five years from the date they are issued at an exercise price based on the weighted average price at which shares were sold during the preceding calendar year. Moreover, we have agreed to register the shares underlying these warrants to enable such shares to be freely re-sold immediately after the warrants are exercised.

        In addition, if we or our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We will need additional financing and it may not be available. If adequate funds are not available or are not available on acceptable terms, we may be unable to market, sell or enhance our products, take advantage of future opportunities or respond to competitive pressures, and any of these situations could negatively impact our business.

        In order to market and sell our GlucoWatch Biographer, as well as continue to develop our diagnostic product line, we will require substantial resources. Although we currently have financing instruments in place, we may seek additional funding through public or private financings, including debt or equity financings. We may also seek other financing arrangements. Any additional equity financings are likely to dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends in the future and to take other actions. We may not be able to obtain adequate funds when we need them from financial markets or other sources. In particular, our ability to raise funds through the capital markets may be materially adversely affected as a result of any general reduction in commercial activity occasioned by terrorist activity or armed conflict. Even if funds are available, they may not be available on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our commercialization and development activities, license or sell products or technologies that we would otherwise seek to develop ourselves or declare bankruptcy. The amounts and timing of future expenditures will depend on the sales volumes of our GlucoWatch Biographer, the FDA regulatory process, ongoing research and development, results of clinical trials, rates at which operating losses are incurred, execution of commercialization or other agreements, development of our products and other factors, many of which are beyond our control.

If our stock trades below $3.00 per share for 30 consecutive trading days, our shares could be de-listed from the Nasdaq National Market. If our shares are de-listed, our stockholders may experience substantially decreased liquidity in their shares, and the outstanding amounts under our convertible debt could become immediately due and payable.

        Our stock is traded on the Nasdaq National Market. For continued listing, Nasdaq currently requires companies, such as ours, without at least $4.0 million in net tangible assets, to avoid having the minimum closing stock bid drop below $3.00 per share for 30 consecutive trading days. Furthermore, Nasdaq may change or suspend its listing requirements at any time. A company whose stock does not meet Nasdaq's requirements may be put on probationary notice. If, after probationary notice, such a stock has not maintained a $3.00 closing bid price for 10 consecutive trading days during the next 90 days, Nasdaq may institute de-listing proceedings. In the event Nasdaq were to institute de-listing procedures on our stock, we would explore the possibility of a reverse stock split to maintain our listing. Any such reverse stock split may fail to achieve the objective of maintaining our listing and may have a very negative impact on the value of our stock. If our stock were de-listed from the Nasdaq National Market, our stockholders would find it more difficult to dispose of their shares or obtain accurate quotations as to their market value, and the market price of our stock would likely decline further.

        Furthermore, if we were to fail to maintain our listing with Nasdaq, our investors under the equity line agreements might elect to suspend or terminate those agreements. Additionally, under the terms of our convertible debt, we are required to maintain our listing with Nasdaq. As of March 31, 2002, we had outstanding convertible debt in the amount of $21.4 million (including accrued interest). In the event our shares were to be de-listed, the holders could assert that a default had occurred. A default would result in all outstanding principal and interest becoming immediately due and payable. Payment of these amounts would require us to obtain alternative financing, which may not be available on acceptable terms, if at all, and could lead to bankruptcy.

We do business internationally and are thus subject to corresponding additional political, economic and regulatory uncertainties.

        We currently market and sell the GlucoWatch Biographer internationally in the United Kingdom. We believe that, because our industry is global in nature, international activities will continue to be a part of our business activities and that a portion of our revenues will be derived from outside the United States. International operations may be limited or disrupted by:

  •
  obligations to comply with a wide variety of foreign laws and other regulatory requirements;

  •
  political or economic instability;

  •
  trade restrictions;

  •
  changes in tariffs;

  •
  restrictions on repatriating profits;

  •
  reduced protection for intellectual property rights;

  •
  potentially adverse tax consequences; and

  •
  difficulties in staffing and managing international operations.

        Also, our business may be adversely affected by fluctuations in currency exchange rates.

We may be subject to product recalls or product liability claims that are costly to defend and could limit our ability to sell our products in the future or could damage our reputation.

        The design, development, manufacture and use of our medical products involve an inherent risk of product recalls and product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. Product liability insurance is expensive and difficult to maintain or increase. We may become subject to product liability claims, our current insurance may not cover any claims, and adequate insurance may not be available on acceptable terms in the future. We could be held liable for damages in excess of the limits of our insurance coverage. Regardless of insurance coverage, any claim or product recall could result in non-compliance with FDA regulations, force us to stop selling our product and create significant adverse publicity that could harm our credibility and decrease market acceptance of our products.

Competition for qualified personnel exists in our industry and in northern California. If we are unable to retain or hire key personnel, we may not be able to sustain or grow our business.

        Our ability to operate successfully and manage our potential future growth depends significantly upon retaining key scientific, manufacturing, sales, marketing, technical, managerial and financial personnel, and also attracting and retaining additional highly qualified personnel in these areas. We face competition for such personnel, and we may not be able to attract and retain these individuals. We compete with numerous pharmaceutical, health care and software companies, as well as universities and non-profit research organizations in the northern California business area. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could prevent us from sustaining or growing our business. There can be no assurance that we will continue to be able to attract and retain sufficient qualified personnel.

We do not pay cash dividends and do not anticipate paying any dividends in the future, so any short-term return on your investment will depend on the market price of our shares.

        We have never paid any cash dividends on our capital stock. We anticipate that we will retain our earnings, if any, to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any short-term return on your investment will depend only on the market price of our shares and your ability to liquidate your investment.

Provisions of our charter documents and Delaware law may inhibit a takeover, thus limiting the price investors might be willing to pay in the future for our common stock.

        Provisions in our Certificate of Incorporation and Bylaws may have the effect of delaying or preventing an acquisition of our company or a merger in which we are not the surviving company and may otherwise prevent or slow changes in our Board of Directors and management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage an acquisition of our company or other change in control transaction and thereby negatively impact the price that investors might be willing to pay in the future for our common stock.

Cautionary Statement Regarding Forward-Looking Statements

        Some of the statements under "Prospectus Summary," "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus supplement and the accompanying prospectus, including in the documents incorporated by reference, that are not statements of historical fact. Forward-looking statements include, but are not limited to, statements about:

  •
  our ability to manufacture and scale-up commercially the GlucoWatch Biographer and AutoSensor;

  •
  plans for commercialization alliances;

  •
  our ability to achieve market acceptance of our existing product or future products;

  •
  our ability to obtain patient reimbursement for our existing product or future products;

  •
  plans for enhancements to the GlucoWatch Biographer and GlucoWatch G2 Biographer; and

  •
  our ability to obtain FDA approval of other future products.

        In some cases, you can identify these statements by words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus, including in the documents incorporated by reference. The statements under the "Risk Factors" caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995.

        We use data and industry forecasts in this prospectus supplement and the accompanying prospectus obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

        We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. Cripple Creek is offering to sell, and seeking offers to buy, only the shares of Cygnus common stock covered by this prospectus supplement and the accompanying prospectus, and only under circumstances and in jurisdictions where it is lawful to do so.

Legal Matters

        Selected legal matters with respect to the validity of common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California.

PROSPECTUS

COMMON STOCK

        This prospectus relates to the offer and sale of common stock of Cygnus, Inc. pursuant to the terms of an equity line agreement between Cygnus and Cripple Creek Securities, LLC. Under the terms of the agreement, we can sell shares of our common stock up to a maximum aggregate price of $33 million through June 30, 2003. We may cause Cripple Creek to purchase shares over discrete investment periods of thirty days, sixty days or ninety days or any other time period identified in a prospectus supplement attached to this prospectus. Cripple Creek is an underwriter in connection with the sale of the shares offered by this prospectus.

        We will sell the common stock at a price equal to the average of the two lowest volume-weighted average prices for the stock during the six trading days preceding the sale. The calculation of the volume-weighted average prices is subject to a minimum price we designate. For further information regarding the terms governing the issuance of shares under the equity line agreement, see "Description of Equity Line Agreement" on page 14.

        Our common stock is quoted on the Nasdaq National Market under the symbol "CYGN." On April 5, 2001, the last reported sale price for our common stock was $6.45 per share. Based on this price, we could issue up to a maximum of 5,116,279 shares under the equity line agreement.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE DATE OF THIS PROSPECTUS IS APRIL 20, 2001.

Prospectus Summary

        This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "risk factors," as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," or "Cygnus" in this prospectus mean Cygnus, Inc., and all references to "Cripple Creek" or "the underwriter" refer to Cripple Creek Securities, LLC.

        Cygnus, Inc. develops and manufactures diagnostic medical devices, utilizing proprietary technologies to satisfy unmet medical needs cost-effectively. The first such device is a frequent, automatic and non-invasive glucose monitoring device referred to as the GlucoWatch® biographer. On March 22, 2001, we received approval from the United States Food and Drug Administration to commercially distribute our GlucoWatch biographer in the United States.

        We believe that there is an unmet need for automatic, frequent and non-invasive glucose monitoring. In an effort to address this unmet need, we have developed the GlucoWatch biographer. The system is comprised of two components: a durable component known as the biographer, and a consumable component known as the AutoSensor. The durable biographer is worn like a wristwatch and displays and stores current and past glucose levels and trend data. The extracted glucose is collected in a consumable AutoSensor that is replaced after 12 hours. The AutoSensor, after calibration with a standard blood glucose monitor, is attached to the back of the biographer and automatically extracts and measures glucose levels through intact skin every 20 minutes. The GlucoWatch biographer offers, in a portable and discreet device, features not available in currently marketed devices. These include frequent data collection, electronic memory to store and display glucose levels, alerts indicating hypoglycemic and hyperglycemic conditions and event markers that record factors that affect glucose levels. The GlucoWatch biographer is designed to be worn day and/or night for glucose monitoring and is expected to reduce significant drawbacks of the finger stick technique, such as the pain of repetitive sticking and the disruption of normal activities caused by cumbersome procedures. We believe that the GlucoWatch biographer can provide additional information that can help people with diabetes understand fluctuations in their glucose levels.

        It has been our priority to establish alliances to allow us to successfully develop, manufacture and commercialize the GlucoWatch biographer. We have already entered into several Agreements, including the following:

  •
  a patent license agreement with The Regents of the University of California;

  •
  supply agreements relating to materials for our GlucoWatch biographer, including those with E.I. du Pont de Nemours and Company, Key Tronic Corporation and Hydrogel Design Systems, Inc.;

  •
  contract manufacturing agreements with Contract Manufacturing, Inc., now Corium International, for the consumable AutoSensor, and with Sanmina Corporation for the manufacture of the durable GlucoWatch biographer; and

  •
  an outsource logistics service contract with Livingston Healthcare Services, Inc. to provide receiving, storage, customer service, technical support and shipment in the United States, as well as logistics contracts with companies for the United Kingdom.

        In 1999, we applied to the FDA for approval to sell our GlucoWatch biographer. On December 6, 1999, our pre-market approval application received a unanimous recommendation for approval, subject to conditions, from the FDA's Clinical Chemistry and Clinical Toxicology Devises Panel of the Medical Devices Advisory Committee. In May 2000 we received an approvable letter from the FDA for our GlucoWatch biographer wherein specific, final conditions relating to manufacturing, final printed labeling materials, and post-market evaluations of certain aspects of product performance were set forth.

        On March 22, 2001, the FDA granted approval for us to market and commercially distribute, as a prescription device for adults, the GlucoWatch biographer in the United States. As previously indicated in the approvable letter, post-market evaluation studies on certain topics are required after we begin selling.

        We will introduce the GlucoWatch biographer in the United States initially on a limited basis to a small number of patients selected by designated physicians for a pilot marketing program. We plan to conduct this program to learn more about patients' and caregivers' firsthand experiences with the GlucoWatch biographer. To support that effort, comprehensive training materials and curricula have been completed and will be introduced to physicians and health care professionals. In addition, new clinical research trials will be started to potentially expand the indications for the GlucoWatch biographer, including its use with gestational diabetes. We have begun clinical trials with children and adolescents (ages 7-17). We also have begun outcome studies designed to demonstrate the benefits of our GlucoWatch biographer, collecting information that can become part of efforts to secure reimbursement from managed care organizations. We have initiated professional education programs to introduce our technology to physicians and other diabetes health care professionals.

        It was in mid-1998 that we established product specifications and manufacturing processes for the GlucoWatch biographer system approved by the FDA. Since that time, we have developed, and continue to develop, a number of enhancements to the GlucoWatch biographer's performance and user convenience, and are developing a future product utilizing communication by radio frequency. Additionally, we are working on equipment and processes for improving manufacturing capacity and reducing manufacturing costs. Before we can make the GlucoWatch biographer broadly available, we must qualify and validate our large-scale production equipment and processes. We will submit some of these product and manufacturing enhancements to the FDA by supplementing our existing pre-market approval application.

        In 1999, we first received a CE Certificate for the GlucoWatch biographer system, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community. In the fourth quarter of 2000, we shipped our first commercial GlucoWatch biographers to the United Kingdom.

        We have a limited operating history and we have not reported an operating profit for any year since our inception. We expect our net losses to continue for the foreseeable future. We have no experience developing, manufacturing, or commercializing diagnostic products, and there have been no sales of our GlucoWatch biographer in the United States to date.

        Our headquarters are located at 400 Penobscot Drive, Redwood City, California 94063 and our telephone number is 650-369-4300.

The Offering

        This prospectus relates to the offer and sale of Cygnus' common stock pursuant to the terms of an equity line agreement between Cygnus, Inc. and Cripple Creek Securities, LLC. Under the terms of the agreement, we can sell shares of our common stock up to a maximum aggregate price of $33 million through June 30, 2003. We will sell the common stock to Cripple Creek at a purchase price equal to the average of the two lowest volume-weighted average prices for our stock during the six trading days preceding the sale. The determination of the purchase price is also subject to a minimum price that we designate. We may cause Cripple Creek to purchase shares over discrete investment periods of thirty days, sixty days or ninety days, or any other time period identified in a prospectus supplement attached to this prospectus. Cripple Creek may require us to sell them additional shares over the same investment periods subject to our ability to limit or cancel their option to purchase. The hypothetical maximum number of shares purchased under the equity line using Cygnus' closing share price of $6.45 on April 5, 2001 is 5,116,279 shares. Additionally, Cripple Creek is entitled to receive warrants, on an annual basis, to purchase shares of Cygnus' common stock based upon the amount of common stock purchases made under the equity line in the previous calendar year. The hypothetical maximum number of warrants available under the equity line using Cygnus' closing share price of $6.45 on April 5, 2001 is 511,628 warrants.

Risk Factors

        In determining whether to invest in the common stock, you should carefully consider the information below in addition to all other information provided to you in this prospectus, including the information incorporated by reference in this prospectus.

We may not continue to receive regulatory approval on our products from the Food And Drug Administration and/or foreign agencies. If we do not receive regulatory approval, we will not be able to sell our products or generate revenue in that jurisdiction.

        The design, manufacturing, labeling, distribution and marketing of our products are subject to extensive and rigorous government regulation in the United States and certain other countries where the process of obtaining and maintaining required regulatory clearance or approvals is lengthy, expensive and uncertain. The FDA may not approve enhancements and possible manufacturing changes to the GlucoWatch biographer or it may require us to file one or more new pre-market approval applications rather than allowing us to use a supplement to our existing pre-market approval application, which was approved in March 2001. In addition, a delay in such FDA approval could substantially delay introduction of product enhancements and our ability to cost-effectively manufacture large quantities of the consumable component of our GlucoWatch biographer. Regulatory requirements and procedures also vary on a country-by-country basis, and we may not be able to obtain regulatory approval in foreign countries. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which any such products could be marketed.

        A medical device and its manufacturer are subject to continual review after approval, and later discovery of previously unknown problems with a product or the manufacturing process may result in restrictions on such product or the manufacturer, including withdrawal of the product from the market. Failure to comply with applicable regulatory requirements may result in, among other things, fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, new government regulations may be established that could delay or prevent regulatory approval of our potential products. We are also subject to federal, state and local regulations regarding workplace safety, environmental protection and hazardous material controls, among others.

        In order for us to market our products in foreign jurisdictions, we and any of our distributors and agents must obtain required regulatory registrations or approvals and otherwise comply with extensive regulations regarding safety, efficacy and quality in those jurisdictions. Specifically, certain foreign regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. These regulations vary from country to country. Failure to receive foreign regulatory approvals could have a material adverse effect on our business, financial condition and results of operations.

        There can be no assurance that we will obtain required regulatory registrations or approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining such regulatory registrations or approvals. Delays in obtaining any registrations or approvals required to market our products, failure to receive these registrations or approvals or future loss of previously obtained registrations or approvals could have a material adverse effect on our business, financial condition and results of operations.

Our product pipeline is severely limited, so the failure of any one product could result in the failure of our entire business.

        In 1999, we sold substantially all of the assets of our drug delivery business segment to Ortho-McNeil Pharmaceutical, Inc. and terminated our remaining drug delivery projects. We are now exclusively focused on diagnostic medical devices and initially on a line of frequent, automatic and non-invasive glucose monitoring devices. A narrow range of products subjects us to the risk of not having alternative sources of revenue if we are unable to commercialize our narrow line of products. We may not be successful with a non-diversified line of products. A failure of our initial product, the GlucoWatch biographer, could cut off our only potential source of revenue and result in the failure of our entire business, as could the failure of any of our future products.

        For Cygnus to be successful, we will need to continue to develop glucose monitoring products that address the needs of people with diabetes. Enhanced glucose monitoring products based on our technologies are currently under development. In addition, we will be evaluating new products outside of the glucose monitoring field that can utilize our diagnostic technologies. These products will require significant additional development and investment, including preclinical and clinical testing, prior to their commercialization. From time to time, we have experienced delays or setbacks in the development of certain of our products. For example, in the past, we experienced development delays in the miniaturization of the GlucoWatch biographer. There can be no assurance that we will be able to successfully address problems that may arise during the development and commercialization process. In addition, there can be no assurance that GlucoWatch biographer enhancements or future products can or will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards, be capable of being manufactured in commercial quantities at a reasonable cost, be marketed successfully or achieve market acceptance. If any of our development programs are not successfully completed, required regulatory approvals or clearances are not obtained or products for which approvals or clearances are obtained are not commercially successful, our business, financial condition and results of operations could be materially adversely affected.

        Our business is subject to the risks inherent in the development of new products using new technologies and approaches. There can be no assurance that unforeseen problems will not develop with these technologies or applications, that we will be able to successfully address technological challenges we encounter in our research and development programs or that we will be able to develop commercially feasible products.

We do not have medical device marketing, distribution, manufacturing or sales experience. If we are unable to make satisfactory arrangements for each of these, we may be unable to successfully commercialize our products.

        We may have problems in manufacturing, commercial scale-up, marketing or distribution of our GlucoWatch biographer. We do not have any experience in any of these areas in the medical device field. To successfully market, distribute, manufacture and sell the GlucoWatch biographer and our other glucose monitoring products under development, we must either develop these capabilities ourselves or enter into arrangements with third parties. We may not succeed in either course of action. If we attempt to develop our own capabilities, we will incur significant start-up expenses and we will compete with other companies that have experienced and well-funded operations. If we enter into arrangements with third parties, any revenues we receive will depend on the third party, and we will likely have to pay fees, sales commissions or similar amounts. If we are unable to make satisfactory arrangements, we may be unable to successfully commercialize our products or may experience delays in commercialization.

        Our GlucoWatch biographer has been manufactured for commercial sale on a limited basis, and we have no experience manufacturing the volumes that would be necessary for us to achieve significant commercial sales. To successfully commercialize the GlucoWatch biographer, we will have to manufacture the device in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product performance, quality and acceptable manufacturing costs. There can be no assurance that we will be able to establish and maintain reliable, full-scale manufacturing of the GlucoWatch biographer at commercially reasonable prices. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product performance, production yields, quality control and assurance, and shortages of personnel. In addition, manufacturing facilities will be subject to extensive regulations, including international quality standards and other regulatory requirements. Difficulties encountered in manufacturing scale-up or failure by us to implement and maintain manufacturing facilities in accordance with international quality standards or other regulatory requirements could result in a delay or termination of production, which could have a material adverse effect on our business, financial condition and results of operations.

        In the past, we have experienced these problems in scaling up our transdermal drug delivery products for commercial launch. There can be no assurance that similar problems will not be encountered in the future with our new diagnostic devices. In addition, there can be no assurance that we will be able to achieve and maintain product performance, quality and reliability if and when we are able to produce our GlucoWatch biographer in the quantities required for commercialization, or that the GlucoWatch biographer will be able to be manufactured and assembled at an acceptable cost.

We may need to rely on agreements with third parties in order to commercialize our products on a worldwide basis. If we are unable to secure these necessary agreements, we may not be able to sell our products or generate revenue.

        One of our priorities is to establish alliances to secure commercialization functions worldwide for the GlucoWatch biographer, such as distribution, sales and customer service. We do not currently have any marketing or distribution agreements in the United States for the GlucoWatch biographer other than an agreement with Livingston Healthcare Services to provide receiving, storage, customer service, technical support and shipment services as well as an agreement with Lifescan, Inc. relating to our pilot marketing program in the United States. We do not have a worldwide commercialization partner. Our agreement with Yamanouchi to commercialize the GlucoWatch biographer in Japan was terminated in October 2000. We may never enter into an agreement with a worldwide commercialization partner. Even if we obtain a worldwide commercialization partner, we may not do so until after the FDA approves our large-scale manufacturing process.

        We are currently outsourcing capabilities for launch without a worldwide commercialization alliance. We may not be able to outsource some commercialization capabilities in time for a broad launch. Third parties performing these outsourced capabilities may, for competitive reasons, support, directly or indirectly, a company or product that competes with one of our products. If a third party terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements or disputes or breaches a contractual commitment, then we would likely be required to seek an alternative third party. If we were unable to find a replacement third party, we might not be able to perform or fund the activities of the current third party, or our capital requirements could increase substantially.

We may need additional financing and it may not be available. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product commercialization.

        In order to continue to develop our diagnostic products line, we will require substantial resources to conduct research and development and clinical trials necessary to bring our products to market and to establish production and marketing capabilities. Although we currently have two financing instruments in place, we may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements. Any additional equity financings will dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends in the future and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with commercialization partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our research and product development programs or license or sell products or technologies that we would otherwise seek to develop ourselves. The amounts and timing of future expenditures will depend on progress of ongoing research and development, results of clinical trials, rates at which operating losses are incurred, executing possible commercialization agreements, developing our products, manufacturing the GlucoWatch biographer, the FDA regulatory process, and other factors, many of which are beyond our control.

We are highly leveraged and may be unable to service our debt. If we cannot pay amounts due under our debt obligations, we may need to refinance all or a portion of our existing debt, sell all or a portion of our assets or sell equity securities.

        As of December 31, 2000, we had indebtedness of approximately $45.6 million, of which $9.1 million is scheduled to become due and payable in 2001. The degree to which we are leveraged could limit our ability to obtain financing for working capital, commercialization of products or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. Although we believe our cash flows will be adequate to meet our interest payments, we may not continue to generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, sell all or a portion of our assets, or sell equity securities. We may not successfully complete any of these courses of action. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of common stock would only receive the assets remaining, if any, after payment of all indebtedness and preferred stock, if any.

We have incurred substantial losses, have a history of operating losses, have an accumulated deficit and expect continued operating losses.

        We reported a net loss from continuing operations of $32.0 million for the year ended December 31, 2000 and have experienced annual operating losses since our inception. Our accumulated deficit was $215.8 million as of December 31, 2000. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch biographer. We may never generate significant revenues or achieve profitability. We may fail in our efforts to introduce our products or to obtain required regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been derived primarily from product development and licensing fees related to our products under development and manufacturing and royalty revenues from our discontinued operations. If we obtain regulatory approvals, we expect to significantly increase our level of expenditures for sales, marketing and general and administrative activities in connection with product commercialization, and these expenditures will precede commercial revenues, if any.

Our stock price is volatile, and you may not be able to resell Cygnus shares at or above the price you paid, or at all.

        The market price for shares of our common stock has been highly volatile. The following factors may have a significant impact on the market price of Cygnus' common stock:

  •
  the results of clinical trials for our products or products of our competitors,

  •
  announcements of technological innovations,

  •
  commencement or termination of strategic relationships,

  •
  new product introductions by us or our competitors,

  •
  regulatory approvals or delays,

  •
  changes in securities analysts' recommendations,

  •
  developments relating to our patent or proprietary rights or those of our competitors, and

  •
  period-to-period fluctuations in financial results.

        In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years and even in recent months that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our common stock may discourage investors from purchasing our common stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs to us and divert management's attention and resources from developing and commercializing the GlucoWatch biographer.

Ownership dilution caused by the issuance of shares under the equity line or by additional shares of our common stock becoming available for sale in the future could lower our stock price. If our stock price declines, you may not be able to resell our shares at or above the price you paid, or at all.

        Under the equity line, we may sell shares to Cripple Creek over discrete investment periods of thirty, sixty or ninety days at a time. For example, assuming a thirty day investment period, we may sell up to $4 million of common stock and Cripple Creek may exercise its option to purchase up to an additional $3 million of common stock over the same thirty day period. The total number of shares that may be issued under the equity line depends on the market price of our common stock at the time that the shares are sold and whether we choose to sell shares, and the number of shares we choose to sell. The following table illustrates hypothetically the effect of variations in the market price in our common stock and resulting variations in sales prices to Cripple Creek, on the number of shares issued in a hypothetical thirty day investment period, assuming that we choose to sell the maximum number of shares permitted under the equity line. This table illustrates hypothetically how the ownership dilution resulting from the sale of the maximum number of shares available under the equity line increases as the market value of our common stock declines.

PRICE PER SHARE	NUMBER OF SHARES ISSUED
(THIRTY DAYS)
$15	466,667
$10	700,000
$5	1,400,000

        Our decision to choose to sell all possible shares under the equity line would be influenced by whether it is in the best interests of our stockholders to sell at lower market prices, given our financing requirements and access to alternative sources of financing. We expect to satisfy substantially all of our expected financing needs during 2001 through sales of common stock under the equity line.

        Under the equity line, we have also agreed to issue warrants to Cripple Creek to purchase shares in an amount equal to 10 percent of the number of shares issued under the equity line in any given year. The warrants will be issued after the end of each calendar year. The warrants are exercisable for five years from the date they are issued at an exercise price based on the weighted average prices at which shares were sold during the preceding calendar year.

If our stock trades below $5 per share for 30 consecutive trading days, our shares could be de-listed from the Nasdaq stock market. If our shares are de-listed, our stockholders may experience substantially decreased liquidity in their shares, and the outstanding amounts under our convertible debentures could become immediately due and payable.

        Our stock is currently traded on the Nasdaq Stock Market. Nasdaq requires companies, such as ours, without at least $4 million in net tangible assets, to maintain a minimum closing bid of $5 per share for 30 consecutive business days for continued listing. A company whose stock does not meet this criterion may be put on probationary notice. If, after probationary notice, such a stock has not maintained a $5 bid price for 10 consecutive trading days over the next 90 days, Nasdaq may institute de-listing proceedings. In the event Nasdaq were to institute de-listing procedures on our stock, we plan to explore the possibility of a reverse stock split to maintain our listing. If our stock is de-listed from the Nasdaq Stock Market, our stockholders would find it more difficult to dispose of their shares, or obtain accurate quotations as to their market value, and the market price of our stock would likely decline further.

        Additionally, under the terms of our convertible debentures, we are required to maintain our listing with Nasdaq. We currently have outstanding convertible debentures in the amount of $19.2 million including accrued interest. In the event our shares are de-listed, the holders could assert that a default has occurred. A default would result in all outstanding principal and interest becoming immediately due and payable. Payment of these amounts would require us to obtain alternative financing, which may not be available on acceptable terms, if at all.

Intense competition in the market for glucose diagnostic products could prevent us from increasing or sustaining our revenue and prevent us from achieving or sustaining profitability.

        The medical device industry, particularly the market in which we will offer the GlucoWatch biographer, is intensely competitive and we will compete with other providers of personal glucose biographers. Currently the market is dominated by finger stick blood glucose monitoring products sold by a few major companies. These companies have established products and distribution channels.

        Finger stick glucose monitoring presents a number of barriers to generating more frequent blood glucose measurements, including the pain of repetitive finger sticking and the disruption of normal activities, as often people with diabetes do not want to go through the finger stick process in public. Several companies are developing alternative invasive, semi-invasive, minimally invasive or non-invasive methods to monitor glucose levels in a less painful or painless manner, as well as on a continuous or continual basis. Companies are attempting to develop a variety of methods to extract interstitial fluid and measure the glucose concentration therein. Another technology that some companies are pursuing is the use of infrared spectroscopy, which uses radiation to measure glucose levels. We are not aware of any products under development that offer the range of potential benefits of the GlucoWatch biographer. However, there can be no assurance that other products will not be more accepted in the marketplace than the GlucoWatch biographer or will not render our devices noncompetitive or obsolete. Additionally, the GlucoWatch biographer or our other enhanced products under development may fail to replace any currently used devices or systems. A number of companies have developed or are seeking to develop new drugs to treat diabetes that could reduce demand for glucose monitoring systems. In addition, many of our competitors and potential competitors have substantially greater resources, research and development staffs and facilities than we do and have significantly greater experience in developing, manufacturing and marketing glucose monitoring devices. Competition within the glucose monitoring industry could also result in price reductions for glucose monitoring devices such that we may not be able to sell the GlucoWatch biographer at a price level adequate for us to realize a return on our investment.

If the market does not accept our new type of products, we may not generate revenues and achieve or sustain profitability.

        We are focusing our efforts predominantly on a line of frequent, automatic and non-invasive glucose monitoring devices. The market may not accept our products, given that they are different from the established finger stick glucose monitors currently on the market. Additionally, some of our competitors have announced, and others may be developing, new glucose monitoring devices that are frequent, automatic and less invasive. The introduction of competing products may decrease our future market sales.

If third parties do not reimburse the costs of our medical devices, patients, hospitals and physicians may decide not to use our products, diminishing our product sales.

        Successful commercialization of our products may depend in part on the availability of reimbursement from third-party health care payers, such as private insurance plans and the government. There can be no assurance that such reimbursement will be available. We plan to conduct outcome studies for reimbursement; however, reimbursement may not be available in a sufficient time frame. Third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic and diagnostic products. Adequate levels of reimbursement may not be available to enable us to achieve market acceptance of the GlucoWatch biographer or other new products under development or to maintain price levels sufficient to realize an appropriate return on our investment. In the United States and foreign countries, the period of time needed to obtain such reimbursement can be lengthy. We may delay the launch of our products in some countries until we have established our eligibility for reimbursement. This delay could potentially harm our business.

We depend on third-party suppliers. Any interruption in the supply of system components or the pricing of these components could prevent us from manufacturing our products.

        The GlucoWatch biographer is manufactured from components purchased from outside suppliers, most of whom are our single source for such components. In the event that we are unable, for whatever reason, to obtain these components from our suppliers or that the components obtained from these suppliers do not pass quality standards, we will be required to obtain the components from alternative suppliers. Additionally, in the event a current supplier is unable to meet our component requirements, we might not be able to rapidly find another supplier of the particular component or an alternative supply at the same price or lead time. An interruption in the supply of the GlucoWatch biographer components or excessive pricing of these components could prevent us from manufacturing our products.

We depend on proprietary technology. If we fail to obtain patent protection for our products, preserve our trade secrets and operate without infringing upon the proprietary rights of others, we may not generate profits.

        Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing upon the proprietary rights of others, both in the United States and abroad. Currently, most patent applications in the United States are maintained in secrecy until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months. Thus, we may not have been the first to file patent applications on our inventions or we may have infringed upon third-party patents. Our patent applications may fail to issue any patents. Any patents that are issued may not provide competitive advantages for our products or may be challenged or circumvented by our competitors. We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our employees, suppliers and consultants. These agreements could be breached, and we might not have adequate remedies for any breach. Additionally, our trade secrets could otherwise become known or be independently developed by our competitors. Any litigation, in the United States or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expenses to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how, as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products.

We may be subject to product liability claims that are costly to defend and could limit our ability to use some technologies in the future.

        The design, development, manufacture and use of our medical products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We may become subject to product liability claims, our current insurance may not cover any claims, and adequate insurance may not be available on acceptable terms in the future. We could be held liable for damages in excess of the limits of our insurance coverage, and any claim or product recall could create significant adverse publicity.

The competition for qualified personnel is particularly intense in our industry and in northern California. If we are unable to retain or hire key personnel, we may not be able to sustain or grow our business.

        Our ability to operate successfully and manage our potential future growth depends significantly upon retaining key scientific, technical, sales, marketing, managerial and financial personnel, and attracting and retaining additional highly qualified personnel in these areas. We face intense competition for such personnel, and we may not be able to attract and retain these individuals. We compete with numerous pharmaceutical and health care companies, as well as universities and nonprofit research organizations in the highly competitive northern California business area. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could prevent us from sustaining or growing our business. Our success will depend in large part on the continued services of our scientific, managerial and manufacturing personnel. There can be no assurance that we will continue to be able to attract and retain sufficient qualified personnel.

We do not pay dividends and do not anticipate paying any dividends in the future, so any short-term return on your investment will depend on the market price of our shares.

        We have never declared or paid cash dividends on our common stock. Our current bank term loan agreement precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future. Any short-term return on your investment will depend only on the market price of our shares.

Cautionary Statement Regarding Forward-Looking Statements

        Some of the statements under "Cygnus, Inc." and "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus, including in the documents incorporated by reference, that are not statements of historical fact. Forward-looking statements include, but are not limited to, statements about:

  •
  our ability to manufacture and commercially scale-up the GlucoWatch Biographer;

  •
  plans for commercialization alliances;

  •
  our ability to achieve market acceptance of the GlucoWatch biographer; and

  •
  plans for enhancements and possible manufacturing changes through the pre-market approval supplement process.

        In some cases, you can identify these statements by words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference.

        We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. Cripple Creek is offering to sell, and seeking offers to buy, only the shares of Cygnus common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so.

Use of Proceeds

        We could receive up to $32.55 million in proceeds in connection with this offering, after deducting the estimated offering expenses. The actual amount of proceeds from the equity line will depend upon:

  •
  the market price of Cygnus' common stock;

  •
  whether we elect to sell Cygnus' common stock under the terms of the equity line; and

  •
  whether Cripple Creek exercises its option to purchase Cygnus' common stock as permitted under the terms of the equity line.

        However, there can be no assurance that we will issue any shares or receive any proceeds from the equity line and, under the terms of the equity line, it is possible that no shares will be issued.

        We expect that any net proceeds from the equity line will be used for manufacturing and commercialization expenditures in support of our GlucoWatch Biographer and for general corporate purposes, including working capital.

Description of Equity Line Agreement

        We entered into a prior equity line agreement with Cripple Creek in June of 1999, at a time when we had an effective universal shelf registration statement on file with the SEC. We filed that equity line agreement with the SEC by means of a current report on Form 8-K on July 2, 1999 and described that equity line agreement in subsequent reports filed with the SEC on a consistent basis. In addition, we named Cripple Creek as an underwriter in each supplement to the prospectus required to be filed with the SEC under its rules and regulations.

        According to a telephone interpretation issued by the SEC staff, we should have filed a post-effective amendment to the shelf registration statement naming Cripple Creek as an underwriter at the time we entered into the prior equity line agreement. On March 23, 2001, we terminated the prior equity line and entered into a new Structured Equity Line Flexible Financing Agreement with Cripple Creek which is described in this prospectus. The new equity line agreement replaces the prior equity line agreement. The shares covered by this prospectus are being issued under the new equity line agreement.

        Under the new equity line agreement, subject to the satisfaction of various conditions, we may require Cripple Creek to purchase shares of our common stock for an aggregate purchase price of up to $33 million. The equity line agreement will terminate upon the earliest of the following events:

  •
  June 30, 2003;

  •
  the actual sale of shares under the equity line agreement with an aggregate purchase price of $33 million; or

  •
  upon other conditions such as our right to end the agreement at any time.

        We may, at our sole option and discretion, subject to the satisfaction of conditions and limitations, require Cripple Creek to purchase shares from us during discrete investment periods of thirty, sixty or ninety days, respectively. The following table illustrates the maximum aggregate purchase price for the respective investment periods, the resulting hypothetical maximum number of shares purchased using Cygnus' closing share price of $6.45 on April 5, 2001 and the percentage of outstanding shares that this estimated number of shares represents:

	REPRESENTATIVE INVESTMENT PERIOD
	30 DAYS	60 DAYS	90 DAYS
(1) Maximum value of shares that Cygnus can require Cripple Creek to purchase	$4.0m	$8.0m	$12.0m
(2) Maximum value of additional shares that Cripple Creek can require Cygnus to sell	$3.0m	$6.0m	$9.0m

(3) Subtotal of (1) and (2)	$7.0m	$14.0m	$21.0m
(4) Maximum number of shares using $6.45 share price	1,085,271	2,170,543	3,255,814
(5) Percentage of outstanding shares (27,035,000 shares outstanding as of April 6, 2001)	4%	8%	12%

        Cripple Creek may satisfy these obligations by purchasing up to 5% more or less than the total aggregate dollar amount of these obligations. At least three trading days prior to the beginning of an investment period, we are required to notify Cripple Creek of the dollar amount of common stock required to be purchased by Cripple Creek, if any, during the investment period. We will sell the shares at a price equal to the average of the two lowest volume-weighted average prices for the common stock during the six trading days preceding the date that Cripple Creek purchases the shares from us. In no event may the purchase price be lower than a designated minimum per share price that we have established. If the investment period is for a period greater than thirty days, then we may reset the minimum per share price after every thirty days.

        Cripple Creek's obligation to purchase shares of common stock during any investment period is subject to the satisfaction of various conditions, including:

  •
  our registration statement must remain effective under the Securities Act of 1933, as amended;

  •
  our common stock must continue to trade on the Nasdaq National Market; and

  •
  Cripple Creek may not become the beneficial owner, at any time, of more than 9.9% of the outstanding shares of our common stock.

        The equity line agreement also provides limitations on the amount of common stock that may be sold, which may be less than the amount specified in the notices requesting purchase of shares. Specifically, the amount of common stock sold during each investment period will be equal to the lesser of:

  •
  the amount indicated in the share purchase request notices, if any,

  •
  an amount equal to 8% of the aggregate value of open market trading for each trading day during the investment period immediately preceding the current investment period on which the stock price is above the minimum price for such preceding investment period, or

  •
  an amount equal to 8% of the aggregate value of open market trading for each trading day during the current investment period on which the stock price is above the minimum price for the current investment period.

        In addition, the equity line also provides for a pro rata reduction in the amount of common stock that may be sold if there are any trading days during the period in which the volume-weighted average price of the common stock is below the minimum price that was established for the investment period.

        We have also agreed to issue to Cripple Creek warrants to purchase 10% of the amount of shares purchased by Cripple Creek in each calendar year under the equity line agreement. The warrants will be issued to Cripple Creek shortly after the end of each calendar year. There will either be a series of warrants issued or one warrant issued covering the number of additional shares that can be purchased by Cripple Creek. Assuming that we sell the maximum number of shares permitted under the equity line agreement and using our closing share price of $6.45 on April 5, 2001, the hypothetical maximum number of warrants to be issued to Cripple Creek under the equity line is 511,628 warrants. The warrants are exercisable for 5 years from the date they are issued. The exercise prices for the warrants are determined by various formulas that utilize the weighted average purchase prices paid for shares in the preceding calendar year. If the weighted average of the purchase prices is $10.00 or more, then the warrant exercise price per share will be 120% of the weighted average of the purchase prices paid for shares in the preceding calendar year. If the weighted average of the purchase prices is less than $10.00, then the warrant exercise price per share will itself be determined through a weighted average calculation using 150% and 120% of the weighted average of the purchase prices paid in the preceding calendar year. We have agreed to register the shares issuable upon exercise of any warrants that are issued to Cripple Creek under the equity line.

        We may terminate the equity line at any time without further obligation to Cripple Creek. Cripple Creek may terminate the equity line without further obligation to us if we breach the equity line agreement or if Cripple Creek determines, in its reasonable discretion, that the adoption of, or change in, or any change in the interpretation or application of, any law, regulation, rule, guideline or treaty makes it illegal or materially impractical for Cripple Creek to fulfill its obligations under the equity line agreement.

        Cripple Creek has advised us that it may sell the common stock offered by this prospectus from time to time primarily in transactions on the Nasdaq National Market or in other types of transactions, including those described in the "Plan of Distribution" section in this prospectus.

        The equity line agreement provides that we must indemnify Cripple Creek in some circumstances against liabilities, including liabilities under the Securities Act of 1933, and contribute to payments that Cripple Creek may be required to make in respect of those liabilities. Cripple Creek is required by the equity line agreement to indemnify us in some circumstances against liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that we may be required to make in respect of those liabilities.

        Cripple Creek may create a short position in the common stock for its own account by selling more shares of common stock than we have actually sold to it under the equity line. Cripple Creek may elect to cover any short position by delivering shares of common stock purchased in the open market or shares of common stock purchased pursuant to a particular share purchase request notice. Cripple Creek will deliver a prospectus to all purchasers of shares in short sales which Cripple Creek covers with purchases under the equity line.

        Purchasers of shares sold pursuant to such short sales may be entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement. Under the equity line agreement, Cripple Creek is prohibited from making any sales with the intention of reducing the price of our common stock to its benefit.

Plan of Distribution

        Cripple Creek may sell the shares it purchases under the equity line agreement by one or more of the following methods:

  •
  on the Nasdaq National Market, or such other exchange on which Cygnus' common stock may from time to time be trading;

  •
  in privately negotiated transactions or otherwise;

  •
  at fixed prices that may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such market prices or at negotiated prices;

  •
  block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal;

  •
  an exchange distribution in accordance with the rules of such exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  short sales; or

  •
  a combination of any of the above methods of sale.

        In effecting sales, brokers and dealers engaged by Cripple Creek may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Cripple Creek, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with Cripple Creek to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for Cripple Creek, it will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Cripple Creek. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions that may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above.

        Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares offered by this prospectus. Any broker-dealers or agents that participate with Cripple Creek in sales of the shares may be considered to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are considered to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

        From time to time Cripple Creek may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If Cripple Creek engages in such transactions, the price of our common stock may be affected. Under the equity line, Cripple Creek may not make any sales with the intention of reducing the price of our common stock. From time to time Cripple Creek may pledge its shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by Cripple Creek, the broker may offer and sell the pledged shares from time to time.

        Cripple Creek and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations, including Regulation M, to the extent it applies. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by Cripple Creek or any other such person which may affect the marketability of the shares. Cripple Creek also must comply with the applicable prospectus delivery requirements under the Securities Act of 1933 in connection with the sale or distribution of the shares. Cripple Creek has advised us that it is a registered broker-dealer under the Securities Exchange Act of 1934.

        We are required to pay certain fees and expenses incident to the registration and purchase of the shares by Cripple Creek. We must also keep the registration statement, of which this prospectus is a part, effective in order for Cripple Creek to continue to purchase shares under the equity line agreement.

Legal Matters

        Selected legal matters with respect to the validity of common stock offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

Experts

        The consolidated financial statements and schedule of Cygnus, Inc., incorporated by reference in Cygnus, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

        We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the SEC at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by Cripple Creek. This prospectus is a part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to Cygnus and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC as described in the preceding paragraph.

        Information about us is also available at the Nasdaq National Market, where our common stock is listed.

Important Information Incorporated By Reference

        The Securities and Exchange Commission allows Cygnus to "incorporate by reference" the information Cygnus files with them, which means that we can disclose important business and financial information about us to you that is not included in or delivered with this prospectus by referring you to those documents.

        The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any subsequent filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

  1.
  Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 2000;

  2.
  Current Reports on Form 8-K dated March 8, 2001 and March 23, 2001;

  3.
  The description of common stock contained in Cygnus' registration statement on Form 8-A; and

  4.
  The description of our Series A Junior Participating Preferred Stock contained in the registration statement on Form 8-A12B/A filed December 14, 1998.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Cygnus, Inc.
    400 Penobscot Drive
    Redwood City, California 94063
    Attention: Corporate Communications
    Telephone requests may be directed to: (650) 369-4300
    Facsimile requests may be directed to: (650) 599-2503

QuickLinks

Table of Contents
Prospectus Summary
Risk Factors
Cautionary Statement Regarding Forward-Looking Statements
Legal Matters
Table of Contents
Prospectus Summary
The Offering
Risk Factors
Cautionary Statement Regarding Forward-Looking Statements
Use of Proceeds
Description of Equity Line Agreement
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Important Information Incorporated By Reference